December 6, 2010

By EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 10K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2010

File No. 000-05486

Dear Mr. Rosenberg:

This letter is in response to issues raised by the staff of the Division of Corporation Finance (the “Staff”) during our telephone conversations on November 3, 2010 and November 10, 2010 as a follow-up to your letter dated August 26, 2010 (the “Comment Letter”), setting forth comments on the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the quarterly period ended June 30, 2010 for Presidential Life Corporation (the “Company”).

We have carefully considered the Staff’s telephonic inquiries pertaining to the Company’s accounting for investments in limited partnerships (“LPs”).  Our responses are set forth below.

I.

Equity method versus Fair Value method

The Company records its investments in LPs using the equity method of accounting in accordance with FASB ASC 323, Investments—Equity Method and Joint Ventures.  Insurance companies, like all enterprises, must consider whether investments should be accounted for by the equity method, as reflected in paragraph 11.40 of the AICPA Life and Health Insurance Entities Accounting and Audit Guide (that is, there is no scope exception in FASB ASC 323-30-15-2 for insurance entities). If the equity method is not applicable, ASC 944-325-30-1 states that investments in equity securities that do not have readily determinable fair values, and are not within the scope of FASB ASC 320-10 or FASB ASC 958-320, should be reported at fair value.  In other words, equity method accounting must be considered by insurance companies prior to the fair value method for certain nonmarketable investments.

ASC 323 provides guidance on applying the criteria for equity method accounting to investments in the following entities:

a)

Partnerships

b)

Unincorporated joint ventures

c)

Limited liability companies.

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The Company considered the following guidance in reaching its conclusion that the equity method is appropriate to account for the Company’s investment in LPs.

A.

ASC 323-30-S99-1, SEC Staff Announcement: Accounting for Limited Partnership Investments, for SEC Staff views on when a limited partner may have "so minor" an interest that the equity method would not be required, indicates that:

The SEC staff's position on the application of the equity method to investments in limited partnerships is that investments in LPs should be accounted for pursuant to paragraph 970-323-25-6.  That guidance requires the use of the equity method unless the investor's interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies." (Emphasis added)  The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

While practice generally may have been to treat investments of more than 3-5% as indicating more than “virtually no” influence (and thus appropriate for equity method accounting  under ASC 323-30-S99-1), the Company does not believe that any authoritative literature exists that precludes an entity from analyzing relevant facts and circumstances to determine whether its influence is “more than ‘virtually none,’” i.e., the 3-5% threshold is not a bright-line test – it is merely general practice. As such, the Company respectfully submits that it may analyze its own facts and circumstances to independently assess whether it exercises more than “virtually no” influence.  In determining that equity method accounting was appropriate, the Company analyzed facts and circumstances relating to its level of actual influence over the operating and financial policies of the LPs in accordance with ASC 323-30-S99-1 and determined that the following factors demonstrate a level of influence greater than “virtually none,” making the equity method appropriate:

•

The Company typically meets with the General Partners of each prospective LP prior to making an investment commitment and has negotiated changes to proposed operational and financial policies as a condition of commitment.  Operational and financial policies for each LP may include:

•

Leverage limits

•

Types of investments

•

Geographical concentration limits

•

Asset concentration limits

•

Commitment periods

▪

Cash distribution or waterfall provisions

•

The Company believes that it has influence also due, in part, to both its reputation as an active and early investor in LP investments and its serial investment in subsequent funds of the same General Partner over a period of years, as evidenced by the Company’s presence on a number of LP funds Advisory Boards.

•

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At the Company’s request LPs have made themselves available to Presidential’s independent auditors to discuss valuation matters.

Further, due to the nature of its LP investments, the Company believes that its level of influence would not be different whether it held a 1%, 10% or 20% ownership interest.  This resulted in the Company’s accounting policy of applying the equity method to all of its investments in LPs, regardless of the level of ownership.  Consequently, the fair value method in ASC 944-325-30-1 does not apply.

A.

The Company also considered the views of AcSEC as documented in the Exposure Draft of a proposed AICPA Statement of Position (SOP), Accounting for Investors’ Interests in Unconsolidated Real Estate Investments.  While not authoritative, the Company believes the guidance in proposed SOP reflects acceptable practice in this area of US GAAP.

The proposed SOP states in paragraph A4:

“AcSEC further believes that the attribute common to "specific ownership account"-like entities of each investor having its own account in the entity distinguishes such entities from more traditional forms of organization for an investee, such as a C corporation. In such situations, AcSEC believes that the cost method of accounting is not appropriate, even if the investor does not have the ability to exercise significant influence. When the investor does not have the ability to exercise significant influence in “specific ownership account”-like entities and if the investor’s ownership interest meets the definition in FASB Statement No. 115 of an equity security that has a readily determinable fair value, the investor should apply FASB Statement No. 115, as the measurement attribute of fair value is considered by AcSEC to be the most relevant. In other situations, the equity method of accounting is applied because it is viewed as necessary to satisfy the fundamental concept of accrual accounting (Emphasis added).

The Company believes the absence of a quantitative threshold in the proposed SOP is consistent with our interpretation of 323-30-S99-1.  Furthermore, this guidance suggests that equity method of accounting should be applied in all cases of specific ownership account-like investments, which would include the Company’s investments in LPs.

I.

Application of Equity Method Accounting by the Company

As stated above, the Company records its investment in LPs based on equity method of accounting. As such, the Company measures the initial investment in the LPs at cost. Subsequently, the Company records the activity from these LPs based on the following guidance:

a)

ASC 323-10-35-4 states that an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements rather than in the period in which an investee declares a dividend.

b)

ASC 323-10-35-5 states that investor’s share of earnings and losses shall reflect adjustments normally recorded in preparing the consolidated financial statements

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such as other comprehensive income (“OCI”). ASC 323-10-35-18 states that an investor shall record its proportionate share of the investee’s equity adjustments for OCI (unrealized gains and losses, etc.) as increases or decreases to the investment account with corresponding adjustments in equity.

c)

ASC 323-10-35-17 states that dividends received from an investee shall reduce the carrying amount of the investment.

Retention of specialized accounting

In the application of equity method accounting, the Company had to first determine whether:

(i)

to retain the specialized accounting of the LPs the partnerships in which the Company invests typically follow specialized investment company accounting and report unrealized gains and losses in income currently; or

(ii)

to adjust the LP financial statements to insurance company accounting for investments

There is no existing authoritative literature specifying whether an equity method investor should retain the specialized accounting of an investee when computing its equity in earnings.  The guidance formerly contained in EITF Issue 85-12 addresses when a consolidated subsidiary follows specialized accounting.  The EITF reached a consensus that the specialized accounting should be retained in consolidation if it is appropriate for the separate financial statements of the subsidiary.  Notwithstanding the consensus, the Company understands through discussions with its auditors that the FASB remained uncomfortable with the retention of specialized investment company accounting.  In part this reflected a concern that entities may have been applying the Investment Company Guide too broadly to subsidiaries that didn’t entirely meet the definition of an investment company.  In part this reflected a concern that a parent company could choose the accounting treatment for an investment by choosing whether to house the investment in an investment company subsidiary or in a different part of the consolidated group.

Based on the known discomfort of the FASB with flow through of investment company accounting, and the fact that the Company does not exert influence over the underlying investees in which the partnerships themselves hold direct investment, we elected to adjust the financial statements of the partnerships to insurance company accounting, by classifying its share of unrealized gains and losses as adjustments of OCI rather than net income.

This view is also consistent with the guidance in 323-10-35-18 which indicates an equity method investor should record its proportionate share of the investee’s equity adjustments in OCI.

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To apply equity method accounting, the Company records post initial investment activity related to its investments in LPs from the following sources:

1.

Cash distributions and contributions

2.

Annual audited GAAP financial statements and K-1 of the LP

Cash distributions

The Company currently has 71 LPs in its portfolio.  With the exception of nine hedge funds, which don’t make cash distributions unless for liquidation requests, the remaining LPs are required to make periodic cash distributions as underlying investments are sold. The typical LP agreement requires the general partner to make a cash distribution to the limited partners no later than 30 – 45 days after the quarter in which the investment was sold.  When an investment is sold, the general partner records the activity on its financial statements, distributes the proceeds to the limited partners and provides the Company with a detailed accounting of cash proceeds by source.  The Company makes the necessary entries to record the cash distribution (e.g., return of capital, equity in earnings (loss) on investment and unrealized investment gain (loss)).  Therefore, the typical reporting lag for cash distributions is one quarter.

Cash distributions, representing the Company’s allocable share of the investment proceeds, are comprised of the following:

1)

Return of capital (original investment)

The Company records the portion of the cash distribution that is classified as a return of capital.

2)

Earnings (losses) on the sale of investment

This is a two entry process.  The Company first records its portion of the cash distribution classified as equity in earnings (losses) with a corresponding increase (decrease) in the investment in LP.  The second entry made is to record this portion of the cash and to reduce the investment in LP.

3)

Reversal of any previously recorded unrealized gain (loss) in OCI, which is based on annual audited GAAP financial statements

The Company identifies and reverses any previously recorded unrealized gain or (loss) on the investments sold.

Based on the aforementioned, the Company strictly follows the guidance in ASC 323-10-35-17 by reducing the carrying amount of the investments when distributions are received.

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The following analysis demonstrates that from 2005 to 2010, approximately 87% of the equity in earnings (losses) of LPs was received from investments sold by the LP that resulted in cash distributions (as opposed to K-1 adjustments).

Analysis of Income Generated from Limited Partnerships 2005 – 2010*

	INDIVIDUAL YEAR BY YEAR			CUMULATIVE YEAR BY YEAR

	Equity in Earnings (Losses) from		Total	Equity in Earnings from		Total
(In millions)	Distributions	K-1	Income	Distributions	K-1	Income
2005 TOTAL	$56.50	$6.80	$63.30	$56.50	$6.80	$63.30
% of Total				89.26%	10.74%

2006 TOTAL	$39.60	$7.30	$46.90	$96.10	$14.10	$110.20
% of Total				87.21%	12.79%

2007 TOTAL	$39.50	$13.40	$52.90	$135.60	$27.50	$163.10
% of Total				83.14%	16.86%

2008 TOTAL	$25.70	$27.40	$53.10	$161.30	$54.90	$216.20
% of Total				74.61%	25.39%

2009 TOTAL	$10.10	$(20.40)	$(10.30)	$171.40	$34.50	$205.90
% of Total				83.24%	16.76%

2010 TOTAL*	$6.60	$(8.60)	$(2.00)	$178.00	$25.90	$203.90
% of Total				87.30%	12.70%

  * nine months ended September 30, 2010

In summary, the Company records its share of earnings (losses) and returns of capital based upon the information it receives from the underlying partnerships in connection with the receipt of cash distributions throughout the year.  The Company believes this practice is reasonable and appropriate in the circumstances.  It also consistent with AcSEC’s thinking in the proposed SOP (paragraph A5):

AcSEC considered the possibility that investors in "specific ownership account" entities might not be able to obtain the information necessary to apply the equity method, especially if the level of ownership is small. Although concerned about the issue, AcSEC nevertheless believes that it should be possible to obtain the necessary information, or at least make reasonable approximations from information that is available, in those situations in which the investment is material to the investor (emphasis added).

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Annual Audited GAAP Financial Statements and K-1; Reporting Lag

Because most of the LPs are private entities with calendar year-ends, the general partners prepare and distribute GAAP - based financial statements annually, which are provided to the Company in the form of GAAP basis K-1 information received in the first or second quarter subsequent to the calendar year-end.  Thus, the Company records its share of undistributed earnings and (losses) in the first half of the subsequent year.  During a given year, the Company receives quarterly financial information from the LPs, but the information typically is not prepared on a GAAP basis.  Further, the Company considers the quarterly information received from the partnerships to be insufficient and unreliable based on the results of a number of internal studies performed over the years.  Most recently, the Company completed an internal study examining the accuracy of the 2009 quarterly financial information supplied to the Company by the partnerships. The study included substantially all of the LPs, and the results concluded that in 80% of the cases the quarterly financial information was either unreliable or insufficient.  In many cases, the quarterly information received from the LPs did not adequately break-out the realized and unrealized gain (loss) components.  In other cases, the information was deemed unreliable due to the (unaudited) quarterly statements differing materially from the information ultimately provided by GAAP basis K-1s.  The reporting lag of up to one year has been consistently and uniformly applied across the entire LP portfolio since the inception of this investment strategy.  The Company views its application as consistent with ASC 323 – 10- 35 – 6, which states that “if financial statements of an investee are not sufficiently timely for an investor to apply the equity method currently, the investor ordinarily shall record its share of the earnings or losses of an investee from the most recent available financial statements.  A lag in reporting shall be consistent from period to period.”

Unrealized and Realized Losses

During our conference call on November 3, 2010, SEC Staff also indicated that Company’s methodology does not allow it to record realized and unrealized losses on a timely basis since losses are not typically distributed and non-cash true-up adjustments are recorded only once a year. The following briefly summarizes the activity in our LP portfolio:

(in millions)	Carrying Value of Investment in LPs	Net Unrealized Gains (Losses) at period end
December 31, 2005	$283.2	$53.3
December 31, 2006	$267.9	$51.3
December 31, 2007	$289.3	$75.8
December 31, 2008	$290.7	$38.6
December 31, 2009	$196.2	($42.4)
September 30, 2010	$228.6	($13.5)

Typically the lag in reporting unrealized gains or (losses) is no more than one year. However, as evident from the tables above, the LP portfolio has produced significant positive returns in four of the last six years. The Company understands that the impact of this policy during periods of rapid growth or decline in the economy may be more pronounced. However, this

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policy has been consistently applied over the years. During the significant market dislocation in the fourth quarter of 2008, the LP portfolio experienced a significant decline in value (or an increase in unrealized loss) and the Company recorded the activity during the first half of 2009.  Further, the portfolio has since rebounded, as is evident from net unrealized loss position of $(13.5) million at September 30, 2010. In addition, the Company also monitors the impact of probable unrecorded realized losses by reviewing the LP portfolio for other than temporary impairment (OTTI).   There have also been occasions whereby the LPs have made cash distributions when the underlying investments were sold at a loss.  The Company recorded these transactions similar to when cash distributions include a realized gain.

#  #  #

We appreciate the staff’s consideration of the foregoing in evaluating the Company’s response to previous comments and questions.  We would welcome the opportunity to discuss these issues further with the staff.

Sincerely,

/s/ Pete Pheffer

Pete Pheffer

Chief Financial Officer

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